Exhibit 3.15

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 04:30 PM 06/24/1992 732176021 - 2301909

CERTIFICATE OF INCORPORATION

OF

KRIKLES EUROPE USA, INC.

1. The name of the corporation is KRIKLES EUROPE USA, INC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4. The total number of shares of all classes of stock which the corporation shall have authority to issue is Eleven Thousand (11,000), of which One Thousand (1,000) shares shall be Preferred Stock having a par value of $100.00 per share (the “Preferred Stock”) and Ten Thousand (10,000) shares shall be Common Stock having a par value of $l.00 per share (the “Common Stock”).

A.	Preferred Stock. The express terms and provisions of the shares classified as Preferred Stock are as follows:

(1)	The holders of the Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise.

(2)	Except as otherwise required by law, the holders of Preferred Stock shall not be entitled to vote at meetings of the shareholders of the corporation.

(3)	In case of a dissolution or liquidation of the corporation, the holders of shares of Preferred Stock shall be entitled to receive payment of the par value thereof, and all accrued and unpaid dividends thereon, from the assets remaining, after paying the debts and liabilities of the corporation, before any payments shall be made to the holders of the shares of Common Stock, but shall not be entitled to participate any further in the distribution of the assets of the corporation.

B.	Common Stock. The express terms and provisions of the shares classified as Common Stock are as follows:

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Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

8. The corporation shall indemnify to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, each person who is or was a director or officer of the corporation and the heirs, executors and administrators of such a person.

9. The board of directors is authorized to make, alter or repeal the by-laws of the corporation. Election of directors need not be by written ballot.

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 24th day of June, 1992.

/s/ Gerald J. Morris
Gerald J. Morris